THE RIOT AND THE DANCE

Hi,

Have you seen this video? It's pure beauty! It's a new TV series being distributed by Angel Studios, who brought you *The Chosen*, which has been viewed over 200,000,000 times.



The Riot and the Dance is the first multi-season Christian nature documentary and it is making a huge wave. The Director of *I Can Only Imagine*, which did over $86,000,000 in the box office, said this about *The Riot and the Dance*, "I think this is something your whole family will enjoy. I'm backing this project and you should back it too!" - Jon Erwin*

WATCH VIDEO

Check out their promo video and pilot episode film and let me know what you think!

**Success in other projects does not guarantee success in The Riot and the Dance. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections.*

Disclosure: As a distribution partner for The Riot and the Dance, Angel Studios has financial incentives tied to the distribution of The Riot and the Dance.

Our mailing address is:
Gorilla Poet Productions
PO Box 9823
Moscow, ID 83843-0237